Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q1 2025,
Highlighted by Continued Advancement of the Phoenix Project, and
the Results of its Shareholder Meeting

Toronto, ON – May 12, 2025. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the quarter ended March 31, 2025. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “With the Canadian Nuclear Safety Commission ('CNSC') announcing in Q1’2025 the scheduling of a public hearing ('Hearing') for our flagship Phoenix In-Situ Recovery ('ISR') project in late 2025, our focus for the remainder of the year has shifted to completion of the detailed design engineering phase and advancement of construction planning and procurement efforts. Our plans are designed to put us in a position to start construction in early 2026, following anticipated regulatory approvals. Based on this timeline, we expect to be able to maintain our previous guidance of first production from Phoenix by mid-2028, which would make Phoenix the first new large-scale uranium mine in northern Saskatchewan since the Cigar Lake mine was commissioned in 2014.

By the end of Q1’2025, we have achieved approximately 75% completion of total engineering for Phoenix, and we have already funded over $7 million and committed a further $67 million for long-lead capital purchases. With 2.2 million pounds U3O8 in physical uranium holdings on hand, a strong cash balance, and no debt, Denison remains in an enviable financial position – able to fund both (i) our pre-Final Investment Decision ('FID') investments in Phoenix and (ii) important potential future growth initiatives.

At our McClean Lake Joint Venture ('MLJV') with Orano Canada, we are expecting 2025 to be a notable year with the commencement of mining at the McClean North deposit using the MLJV’s patented Surface Access Borehole Resource Extraction ('SABRE') mining method. Thus far this year, site preparation activities have recommenced and we are expecting mining to commence in the coming months.

In addition to our planned investments in the Company’s project development portfolio, we are working to amplify our exposure to exploration discovery. With that objective we entered into agreements with Cosa Resources Corp. ('Cosa') (TSX-V: COSA) in Q1’2025 and Foremost Clean Energy ('Foremost') (NASDAQ:FMST) (CSE:FAT) in Q4’2024, both of which involve collaborating on the exploration of several of Denison's non-core properties. Initial exploration results from this strategy are encouraging – as Cosa has already identified a two-kilometre strike extension of the Hurricane Trend through its initial drilling program at the Murphy Lake North uranium property, and Foremost has reported a new discovery of uranium mineralization at the Hatchet Lake uranium property.

At the corporate level, during the quarter, we welcomed Ken Hartwick, who previously served as the CEO of Ontario Power Generation, and Jinsu Baik, KHNP Canada Energy Ltd.’s nominee, to the Denison board of directors. We believe Ken and Jinsu will bolster the breadth of nuclear industry and commercial knowledge on our Board and enhance its oversight during the critical process of Phoenix project execution and marketing of our future uranium production.

We are also pleased to welcome Wes Carson, Vice President, Mining Operations at Wheaton Precious Metals Corp., to the Denison board today, after his election at Denison’s annual and special shareholders meeting. Wes enhances the depth of technical expertise on our Board, as he brings a wealth of mining industry experience and best practices, having held a variety of leadership roles in operations, project development, and engineering.”

Highlights

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Regulatory Approval Hearing Dates set for the Phoenix ISR Project Supporting Guidance for First Production by First Half of 2028

The Canadian Nuclear Safety Commission (‘CNSC’) Registrar announced the schedule for the CNSC public hearing (the ‘Hearing’) for the Wheeler River Uranium Project (‘Wheeler River’). The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Wheeler River Project’s (‘Project’) Environmental Assessment (‘EA’) and the Licence to Prepare and Construct a Uranium Mine and Mill (‘Licence’). The Hearing dates are expected to support commencement of construction in early 2026 and first production in the first half of 2028, consistent with past guidance.

The announcement of the Hearing schedule follows the successful completion of multiple key regulatory milestones in late 2024, including (i) completion of the technical review phase of the federal EA approval process in November, (ii) acceptance by the CNSC of the Company's final Environmental Impact Statement (‘EIS’) for the Project in December, and (iii) the CNSC's determination of the sufficiency of Denison's Licence application, also in November. These accomplishments indicate that the CSNC staff support the advancement of the Project and are transitioning their efforts to prepare an evidence-based summary report for the Commission members that will govern the Hearing and render their decision on the EA and Licence once the Hearing is complete.

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Achieved 75% Completion of Total Engineering for Phoenix

In January 2024, Denison awarded a contract to Wood Canada Limited (‘Wood’), for the completion of a significant portion of the detailed design engineering for the Phoenix ISR project. The work commenced in the first quarter of 2024 and is expected to be substantially completed in the third quarter of 2025. Phoenix detailed design engineering activities are an important element of the Company’s continued efforts on advancing Phoenix towards a final investment decision (‘FID’), in support of its objective to achieve first production by the first half of 2028.

Total engineering completion at end of the first quarter of 2025 was approximately 75%, supported by finalization of process design, piping and instrumentation diagrams (‘P&ID’s’), hazard and operability studies (‘HAZOPs’), selection of major process equipment, electrical distribution infrastructure and substantially complete on civil engineering design. The completion of the detailed design engineering has been scheduled to ensure Denison is ready to commence project construction upon receipt of regulatory approval.

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McClean Lake Joint Venture Advances Site Preparation Activities for Planned 2025 SABRE Mining Program

Site preparation activities have recommenced at McClean North in preparation for the 2025 SABRE mining program. Site development is on track to support the commencement of mining activities in mid-2025.

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Appointment of New Board Members

In March 2025, Denison announced the appointment of Ken Hartwick, who previously served as the CEO of Ontario Power Generation ('OPG'). Mr. Hartwick's appointment comes following the retirement from the Board of Brian Edgar, after having served as a Director of Denison and its predecessors for over 20 years. Denison also reported the appointment of Mr. Jinsu Baik to the Board, replacing Mr. Jong Ho Hong as KHNP Canada Energy Ltd.’s ('KHNP Canada’) nominated director to the Board. Additionally, Mr. Wes Carson, Vice President, Mining Operations at Wheaton Precious Metals Corp., was appointed to the Board at the Corporation’s annual and special shareholder meeting held on May 12, 2025.

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Formation of Exploration Joint Ventures with Cosa Resources Corp.

In January 2025, Denison completed an acquisition agreement with Cosa Resources Corp. (‘Cosa’) for Cosa to acquire a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25M in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures on the properties. Upon the close of the transaction, Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa at that time) and Denison and Cosa formed three uranium exploration joint ventures.

2025 Annual & Special Shareholders Meeting

Denison is also pleased to report the passing of all items of business presented to shareholders at the Company’s annual and special shareholders meeting held in Toronto today (the “Meeting”), as disclosed in the management information circular dated March 28, 2025.  Detailed results of the vote by proxy for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jennifer Traub	367,438,770	94.99%	19,399,921	5.01%
David Cates	366,920,809	94.85%	19,917,881	5.15%
Jinsu Baik	384,502,960	99.40%	2,335,731	0.60%
Wes Carson	366,457,344	94.73%	20,381,346	5.27%
Ken Hartwick	384,596,396	99.42%	2,242,294	0.58%
David Neuburger	379,319,168	98.06%	7,519,522	1.94%
Laurie Sterritt	378,238,679	97.78%	8,600,011	2.22%
Patricia Volker	379,592,941	98.13%	7,245,749	1.87%

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results which has been filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison
Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and several notable milestones were achieved in 2024 with the submission of federal licensing documents and the acceptance of the final form of the project’s Environmental Impact Statement by the Province of Saskatchewan and the Canadian Nuclear Safety Commission.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).
In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact
David Cates              (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith              (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter  @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the scope, objectives and interpretations of the FS, PFS and the Wheeler River technical de-risking process for the proposed ISR operation for the Phoenix deposit; expectations with respect to the EA, EIS and Licensing and permitting for proposed operations at Wheeler River, including the Hearing; expectations with respect to mine development and operations on the Wheeler River property, including discussions of an FID and timing for construction and achievement of first production; anticipated benefits of the transactions with Foremost and Cosa; expectations regarding the restart of mining operations at McClean Lake; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; and expectations regarding Denison’s joint venture ownership interests. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS and PFS may not be maintained after further testing or be representative of actual conditions within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation, engineering, and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the Annual Information Form dated March 25, 2025 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.